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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                        IMPAC COMMERCIAL HOLDINGS, INC.
           --------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
           --------------------------------------------------------
                        (Title of Class of Securities)

                                 44968J  10  6
           --------------------------------------------------------
                                (CUSIP Number)

                     RONALD MORRISON, 20371 IRVINE AVENUE,
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                 SANTA ANA HEIGHTS, CALIFORNIA (714) 556-0122
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               October 26, 1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13a-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 44968J 10 6                                    PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      IMPAC MORTGAGE HOLDINGS, INC.
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      INAPPLICABLE                                              (b) [_]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      INAPPLICABLE
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e)                                               [_]
      INAPPLICABLE
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      MARYLAND
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      0
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

             SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D

Under Sections 13(d) and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

Disclosure of the information specified in this schedule is mandatory, except for Social Security or l.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the federal securities laws or other civil, criminal or regulatory statements or provisions. Social Security or I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore in promptly processing statements of beneficial ownership of securities.

Failure to disclose the information requested by this schedule, except for Social Security or I.R.S. identification numbers may result in civil or criminal action against the persons involved for violation of the federal securities laws and rules promulgated thereunder.

Item 1.   Security and Issuer

          This statement relates to the common stock, $.01 par value per share of Impac Commercial Holdings, Inc., whose principal executive offices are located at 20371 Irvine Avenue, Santa Ana Heights, California 92707.

Item 2.   Identity and Background

(a)       Impac Mortgage Holdings, Inc.

(b)       20371 Irvine Avenue, Santa Ana Heights, California  92707.

(c)       Real estate investment trust.

(d)       Inapplicable.

(e)       Inapplicable.

(f)       Maryland.

Item 3.   Source and Amount of Funds or Other Consideration

          Inapplicable.

Item 4.   Purpose of Transaction

          Inapplicable.

Item 5.   Interest in Securities of the Issuer

(a) As of October 26, 1998, Impac Mortgage Holdings, Inc. beneficially owned 0 shares of the common stock of Impac Commercial Holdings, Inc.

(b) As of October 26, 1998, Impac Mortgage Holdings, Inc. beneficially owned 0 shares of the common stock of Impac

          Commercial Holdings, Inc.

(c) On October 26, 1998, Impac Mortgage Holdings, Inc. sold all of the securities it held in Impac Commercial Holdings, Inc. to Impac Commercial Holdings, Inc. for an aggregate sales price of approximately $6.1 million.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Inapplicable.

Item 7.   Material to be Filed as Exhibits

          Inapplicable.

                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            IMPAC MORTGAGE HOLDINGS, INC.

Date:  February 2, 1999
                                            By: /s/ Ronald Morrison
                                               ---------------------------------
                                            Name:   Ronald Morrison
                                            Title:  Secretary

          The original statement shall be signed by each person on whose behalf the statement is filed or his authorized. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)